Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 28, 2011

Via EDGAR

Ms. Linda B. Stirling
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-5514 and 33-20673

Dear Ms. Stirling:

On behalf of the MTB Group of Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed on October 31, 2011, by you via telephone to me, with regard to Post-Effective Amendment No. 91 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, relating to the following series:

•	Wilmington Municipal Bond Fund
•	Wilmington Aggressive Strategic Allocation Fund
•	Wilmington Conservative Strategic Allocation Fund
•	Wilmington Multi-Manager Real Asset Fund
•	Wilmington Rock Maple Alternatives Fund
•	Wilmington Large-Cap Strategy Fund
•	Wilmington Small-Cap Strategy Fund

The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 15, 2011 under Rule 485(a)(ii) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in italics) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on December 29, 2011, pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Ms. Linda B. Stirling

December 28, 2011

PROSPECTUS

General Comments

Fees and Expense Table

1.	Comment: For each fee waiver footnote in the Annual Fund Operating Expenses tables, disclose any exceptions to the fee waiver and whether there are any recapture provisions.

Response: All exceptions to fee waivers are noted if applicable. None of the funds have recapture provisions.

Example

2.	Comment: For each Expense Example that involves a Fund with a fee waiver, indicate that the example takes the fee waiver into account for the 1 year period only.

Response: The Registrant confirms that each Expense Example that involves a Fund with  a fee waiver will take the fee waiver into account only for the period for which the waiver is expected to continue. However, as the Instructions to Item 3 of Form N-1A do not require disclosure to that effect, and given the staff’s prior guidance in limiting information in the summary section to that which is required by Form N-1A, we respectfully decline the suggestion to disclose the fee waiver as part of the Example narrative.

Fund Specific Comments

Wilmington Municipal Bond Fund

3.
Comment: Under Principal Investment Strategies of the Fund, the first paragraph includes the term “average dollar-weighted duration.”  Provide an example of “duration” either in this section or in Item 9.

Response:  The Registrant will include a definition of “duration” in Item 9. The definition will be as follows:

The duration of a bond that has fixed cash flows is the weighted average of the times until those fixed cash flows are received.

4.	Comment: The Fees and Expenses table includes a line item for “Acquired Fund Fees and Expenses.” Therefore, if investing in underlying funds is a principal

Ms. Linda B. Stirling

December 28, 2011

strategy of the Fund, it should be disclosed under Principal Investment Strategies of the Fund.

Response: Investment in underlying funds is not a principal strategy of the Fund.  The Fund’s one basis point of expense for “acquired fund fees and expenses” is a result of investment in affiliated money-market funds.

5.	Comment: The Tax Information section should be tailored to the Fund. For example, will distributions from a municipal bond fund be taxable?

Response: We have amended the disclosure. The revised disclosure is as follows:

The distributions you receive from the Fund are primarily exempt from regular federal income tax. A portion of these distributions, however, may be subject to AMT and state and local taxes. The Fund may also make distributions that are taxable to you as ordinary income.

Wilmington Strategic Allocation Aggressive Fund

6.	Comment: Under Principal Investment Strategies of the Fund, explain how the Fund is aggressive beyond its asset allocation relative to the Strategic Allocation Conservative Fund.

Response: Asset allocation is what makes the Strategic Allocation Aggressive Fund more aggressive than the Strategic Allocation Conservative Fund. Specifically, the Strategic Allocation Aggressive Fund’s greater exposure to global equity securities and non-traditional investments, and lesser exposure to global fixed-income securities and cash and cash equivalents, as compared to the Strategic Allocation Conservative Fund. The investment strategies of the two funds are identical apart from their different allocation strategies.

We have re-stated the objective of the Strategic Allocation Aggressive Fund as follows: The Fund’s investment objective is to seek a high level of total return consistent with an aggressive level of risk relative to the other Wilmington Strategic Allocation Funds.  We have also re-stated the objective of the Strategic Allocation Conservative Fund as follows: The Fund’s investment objective is to seek a high level of total return consistent with a conservative level of risk relative to the other Wilmington Strategic Allocation Funds.

In addition, to clarify the Fund’s level of risk, we have amended the opening sentence of the Principal Investment Strategies section stating that: [t]he Fund pursues its investment goal by allocating its investments among fixed income securities, equity securities and other assets in an effort to achieve a high level of total return consistent with an aggressive level of risk relative to the other Wilmington Strategic Allocation Funds.  This clarifies the Fund’s investment

Ms. Linda B. Stirling

December 28, 2011

approach without the need to compare it to the Strategic Allocation Conservative Fund.  We have made corresponding change to the opening sentence of the Principal Investment Strategies section of the Strategic Allocation Conservative Fund stating that: [t]he Fund pursues its investment goal by allocating its investments among fixed income securities, equity securities and other assets in an effort to achieve a high level of total return consistent with an aggressive level of risk relative to the other Wilmington Strategic Allocation Funds.

7.	Comment: Under Tax Information, add disclosure that subsequent withdrawals from tax-sheltered plans, such as a 401(k) plan, may be taxable.

Response: We have added the following sentence to the end of the “Tax Information” section for this and all other funds: “Your withdrawals from a retirement fund may be subject to federal income tax.”

Wilmington Multi-Manager Real Asset Fund

Principal Investment Strategies for the Fund

8.	Comment: Provide definitions for “related to the real estate industry” and “commodity-related industries.” These definitions may be provided in this section or in Item 9.

Response: The Registrant has added the following in Item 9 for this Fund:

Companies and their products and services are deemed to be “related to the real estate industry” if they are involved in the development, ownership, leasing, training, construction, management or sale of real estate, or provide services or products to such companies, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages.

Item 9 of the prospectus includes the following disclosure as part of the definition of “commodity/natural resource-related securities:”

Commodities are assets that have tangible properties, such as oil, coal, natural gas, agricultural products, industrial metals, livestock and precious metals. In order to gain exposure to the commodities markets without investing directly in physical commodities, the Multi-Manager Real Asset Fund invests in common and preferred stocks and convertible securities of issuers in commodity-related industries...

The Registrant believes that the disclosure above sufficiently explains that part of the Fund’s strategy is to invest in common and preferred stocks and convertible

Ms. Linda B. Stirling

December 28, 2011

securities of issuers in industries such as oil, coal, natural gas, agricultural products, industrial metals, livestock and precious metals, rather than investing directly in those commodities.

9.
Comment: The fourth paragraph states that RSMC may allocate approximately 20%-80% of Fund assets to “inflation-protected debt securities.” Given that this may be the largest allocation of Fund assets, explain what is meant by “inflation-protected debt securities.”

Response: “Inflation-protected debt securities” have been re-defined as “Inflation-protected and fixed-income securities,” and are defined in Item 9 of the prospectus.

10.
Comment: The first paragraph states that the Fund normally invests at least 80% of its assets in, among other things, inflation-protected debt securities, which is not a real asset but rather a real return asset.  Consider changing the name of the Multi-Manager Real Asset Fund to the Multi-Manager Real Return Fund, or specify that the Fund invests 80% of its net assets in “real assets” and not “real return assets,” such as inflation-protected debt securities.

Response:  The Fund considers “real return” assets, such as inflation-protected debt securities to be part of the asset class referred to as “real assets,” and defines them as such in the referenced paragraph. Under normal conditions the Fund will not approach investment of 80% of its assets in inflation-protected debt securities, but rather, as outlined in the referenced paragraph, the Fund will invest at least 80% of its net assets in a combination of (i) inflation-protected and fixed-income securities, (ii) real estate-related securities, and (iii) commodity/natural resource-related securities.

11.	Comment: Provide disclosure regarding how allocation decisions are made and how individual securities are selected for purchase or sale.

Response: The prospectus notes in the summary section that the Fund utilizes a multi-manager strategy and that “each sub-advisor acts independently from the others and utilizes its own distinct investment style in buying and selling securities within the constraints of the Fund’s investment objective, strategies and restrictions.”  The prospectus also notes, in Item 9, that:

RSMC allocates the balance of the Multi-Manager Real Asset Fund’s assets between or among the sub-advisors. When making these allocation decisions, RSMC considers, among other things, its expectations for the performance of the U.S. economy and financial markets in light of projected growth trends in the U.S. economy, relative valuation levels and volatility in the equity, real

Ms. Linda B. Stirling

December 28, 2011

estate, and commodities markets; the outlook and projected growth of various industrial sectors; and information relating to business cycles.

We believe that the disclosure noted above, along with the description of each sub-advisor’s investment approach, sufficiently addresses the fund’s allocation and purchase or sale decisions.

12.	Comment: Disclose at least one portfolio manager from each of the Fund’s sub-advisors.

Response: The prospectus has been revised to include all portfolio managers.

Wilmington Rock Maple Alternatives Fund

Fees and Expenses Table

13.	Comment: Confirm whether the Table should include a line item for “Acquired Fund Fees and Expenses.”

Response: The Table should include a line item for “Acquired Fund Fees and Expenses.”

14.	Comment: If the Fund subsidiary invests in commodity pools, include a note describing the pool’s compensation and listing its expenses.

Response: The Fund does not intend to invest in commodity pools directly or through a sub-advisor.

Principal Investment Strategies of the Fund

15.	Comment: Confirm the bracketed disclosure in the second paragraph. If the final language differs materially, would like the opportunity to review.

Response: The disclosure in question is as follows:

MTBIA determines the Fund’s asset allocation among the different sub-advisers. When making these allocation decisions, MTBIA considers, among other things, [input from Rock Maple regarding sub-adviser due diligence and risk management, its expectations for the performance of the U.S. and non-U.S. markets, relative valuation levels and volatility in the equity, fixed income and commodities markets, the outlook and projected growth of various industrial sectors, and information relating to business cycles.]

The bracketed disclosure has been amended for clarification, and now reads as follows:

Ms. Linda B. Stirling

December 28, 2011

MTBIA determines the Fund’s asset allocation among the different sub-advisers. When making these allocation decisions, MTBIA considers, among other things, the current macroeconomic outlook, input from Rock Maple regarding sub-adviser due diligence and risk management, relative valuation levels and volatility in the equity, fixed income and commodities markets, market flows and market liquidity, and information relating to business cycles.

16.	Comment: Move the third paragraph (which begins “RSMC has ultimate responsibility . . .”) to Item 9. This paragraph does not describe a principal investment strategy.

Response: We have complied with this comment.

17.
Comment: Explain in the response letter how the IRS moratorium on private letter rulings affects the Alternatives Fund’s investment in a Cayman Islands subsidiary.  On whose opinion will the Fund be relying to make such investments?

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

18.	Comment: Confirm whether the Cayman subsidiary’s expenses are included in the Fund’s fees and expenses table.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

19.
Comment: Disclose that the Cayman subsidiary is managed subject to the same investment policies and restrictions, accounting, affiliated transactions, capital structure and leverage, liquidity, brokers, and valuation restrictions as the Fund.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

20.
Comment: Disclose who provides investment advisory services to the Cayman subsidiary and who pays for those services.  If the Cayman subsidiary’s investment advisory service provider is not the same as the Fund’s, confirm that the subsidiary enters advisory contracts pursuant to Section 15(a) of the 1940 Act.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

Ms. Linda B. Stirling

December 28, 2011

21.	Comment: Include in the response letter an analysis determining whether an investment in the Cayman subsidiary is liquid.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

22.	Comment: Disclose that the Cayman subsidiary’s financial statements will be consolidated with those of the Fund in its annual and semiannual reports.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

23.	Comment: In the response letter, either confirm that the Cayman subsidiary’s board will comply with Sections 10 and 16, or represent that the Fund’s board effectively controls the subsidiary.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

24.	Comment: In the response letter, confirm that the Cayman subsidiary has the same custodian and auditor as the Fund.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

25.	Comment: In the response letter, confirm that the Cayman subsidiary will consent to service of process and examination of its books and records.

Response: The Fund has no current plans for investment in a Cayman Islands subsidiary. Discussion of a Cayman Islands subsidiary has been removed from the registration statement.

Principal Risks of Investing in the Fund

26.	Comment: Under Credit Default Swap Risk, disclose that the Fund will cover the whole notional value of any credit default swap that it writes.

Response: The Fund does not intend to write, but will purchase, credit default swaps. If the Fund were to write credit default swaps, they would be fully collateralized.

Ms. Linda B. Stirling

December 28, 2011

Wilmington Large-Cap Strategy Fund

Principal Investment Strategies of the Fund

27.
Comment: The floor for large-cap companies is $1.62 billion.  Explain why this floor is so low when the ceiling for small-cap companies for the Small-Cap Strategy Fund is listed as $2.97 billion on page 31.  The market capitalization range for the Large-Cap Strategy Fund seems overly broad.

Response:  The Large-Cap Strategy Fund (“LCSF”) and Small-Cap Strategy Fund (“SCSF”) invest 80% of their assets in large-cap stocks and small-cap stocks, respectively, as required by Rule 35d-1 (the “Names Rule”).  The LCSF defines large-cap stocks as those that have a capitalization within the capitalization range of the Russell 1000 Index. The SCSF uses the Russell 2000 Index, a small-cap index as its guide, and invests only in securities with a smaller capitalization than the largest company in the Russell 2000.  In Frequently Asked Questions about Rule 35d-1 (Investment Company Names) released by the SEC on December 4, 2001, the SEC staff indicated in Question 6 with respect to the use of large-cap, mid-cap and small-cap in a fund name, that “[t]erms such as “small-, mid-, or large-capitalization” suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.  In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (emphasis added)  The Funds have defined the term “large-cap” using a well-known industry index (the Russell 1000 Index) as permitted by the aforementioned SEC guidance.  According to Russell’s website, the “Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the Russell 3000 Index (based on market capitalization at the time of index reconstitution).  The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.”  As a result, we believe the LCSF’s definition of large-cap stocks and the SCSF’s definition of small-cap stocks comply with SEC guidance.  Finally, from an anecdotal point of view, there are a significant number of funds in the industry that define large-cap stocks based on the capitalization range of the Russell 1000 Index, and small-cap stocks based on the capitalization range of the Russell 2000 Index.  In summary, we believe that the Funds’ definition of large-

Ms. Linda B. Stirling

December 28, 2011

cap stocks using the Russell 1000 Index capitalization range and small-cap stocks using the Russell 2000 Index capitalization range complies with the Names Rule and relevant SEC guidance and is consistent with industry practice.

28.	Comment: In second paragraph, explain how allocation decisions are made and the bases for these decisions.

Response: We believe that the current prospectus disclosure adequately explains how allocation decisions are made.  In particular, the prospectus states that:

The Funds’ investment adviser, Rodney Square Management Corporation (“RSMC”) determines the tactical allocation of the Fund’s assets. RSMC currently allocates the Fund’s assets between growth and value stocks. Future allocations could be based upon a variety of other quantitative or qualitative factors including, but not limited to, quality, size, dividend yield, price-to-earnings ratio, relative volatility, industry and economic sector exposure, price-to-book ratio, valuation, liquidity, momentum, and earnings revisions. RSMC uses returns-based and holdings-based style analysis tools to assess the tactical weightings.

29.	Comment: In the second paragraph, explain how individual securities are selected for purchase and sale.

Response: Form N-1A, Item 9(b)(2) requires a registrant to “explain in general terms how the Fund’s adviser decides which securities to buy and sell.”  The third paragraph of the section describes the sub-advisor’s investment approach, and notes that “[t]he return for each of the growth and value portions of the Fund are intended to correlate closely with the return for the corresponding growth and value components of the applicable benchmark index,” and that “[t]he sub-advisor will use its proprietary quantitative models to rebalance the portfolio and to make buy and sell decisions on individual securities.”

30.	Comment: The last sentence of the second paragraph currently says the sub-advisor “uses quantitative models to construct a portfolio.” Please explain.

Response: The third paragraph further explains the sub-advisor’s quantitative models, and that, as noted in response to Comment 29, the sub-advisor’s quantitative models are used to rebalance the portfolio in order to correlate each of the growth and value portions of the Fund with the return for the corresponding growth and value components of the applicable benchmark index.

Ms. Linda B. Stirling

December 28, 2011

Principal Risks of Investing in the Fund

31.           Comment: Remove Liquidity Risks.  Liquidity risk should not apply to large-cap funds.

Response: We have complied with this comment.

Wilmington Small-Cap Strategy Fund

Principal Investment Strategies of the Fund

32.	Comment: Add the information requested in Comments 28, 29, and 30 above relating to allocation decisions and securities selections.

Response: As with comments 28, 29 and 30, we believe that the current prospectus disclosure for the Small-Cap Strategy Fund, which follows the same structure as that of the Large-Cap Strategy Fund, adequately explains how allocation and purchase and sale decisions are made, and explains the advisor’s use of quantitative models.

Additional Information About the Funds’ Investment Goals, Strategies and Risks

33.	Comment: Address all comments above relating to fund goals, strategies, and risks, as applicable.

Response:  All changes discussed above will be made in the corresponding Item 9 sections of each Fund, as applicable.

Wilmington Multi-Manager Real-Asset Fund

34.	Comment: Under Inflation-Protected Debt Securities, “fixed-income securities not adjusted for inflation” are included in the list of fixed-income securities. Please explain why in the response letter.

Response: We have changed the heading of this section so that it now refers to “Inflation-Protected and Fixed-Income Securities.” In addition, we have added disclosure to this section to clarify the use of “fixed income securities not adjusted for inflation. The relevant section of the definition is below, with newly added disclosure underlined.

With respect to this portion of its portfolio, the Real Asset Fund will invest in Treasury Inflation Protected Securities (“TIPS”), foreign currency-denominated inflation-protected securities and other fixed-income securities not adjusted for inflation. Such other fixed income securities may include: U.S. Government bonds and notes, corporate bonds, mortgage-related securities and asset-backed securities. Certain floating rate bonds can potentially proxy for inflation-specific instruments, or non-adjusted bonds could be combined with swaps to create a synthetic ILB.

Ms. Linda B. Stirling

December 28, 2011

Strategies of Advisor/Sub-advisors to the Multi-Manager Real Asset Fund

35.
Comment: Under Sinopia Asset Management, the list of developed inflation-linked bond markets in the Euro Zone includes only France, Italy, Germany, and Greece.  Please update the list to include all Euro Zone countries as it may be misleading.

Response: We note that HSBC Global Asset Management has taken the place of Sinopia Asset Management with respect to management of the Fund’s assets.  We will amend the sentence in question to read: HSBC Global Asset Management seeks to invest in developed inflation-linked bond markets, including those of the Euro Zone, the United States, the United Kingdom, Sweden, Canada, Australia and Japan.

Principal Securities of the Funds

36.	Comment: Under Fixed Income Securities, include a description of Inflation-Protected Securities.

Response: We have complied with this comment.

Who Manages the Funds

37.
Comment: Include descriptions of the following portfolio managers’ employment during the last five years: Bemis, Choinski, Collins, Cross, Edney, Foltynowicz, Forrester, Fraundorf, Glidden, Gospodarek, Harris, Hopkins, Loprete, Macey, Monroe, Munn, Mykytiuk, Needle, Nieuwland, Orrico, Otero, Rehlaender, Tamargo, Tsan, Ware, Winterstein, and Worah.

Response: The section titled “Portfolio Manager Biographies” has been updated and describes each portfolio manager’s employment during the last five years.

Frequent Trading Policies

38.	Comment: Describe with specificity the policies and procedures intended to discourage excessive trading.

Response: We have revised the disclosure addressing the Trust’s Frequent Trading Policies. The revised disclosure is below:

Frequent or short-term trading into and out of a Fund can have adverse consequences for the Fund and shareholders who use the Fund as a long-term investment vehicle. Such trading in significant amounts can disrupt the Fund’s investment strategies (e.g., by requiring it to sell investments at inopportune times or maintain excessive short-term or cash positions

Ms. Linda B. Stirling

December 28, 2011

to support redemptions) and increase brokerage and administrative costs. Investors engaged in such trading may also seek to profit by anticipating changes in the Fund’s NAV in advance of the time as of which NAV is calculated or through an overall strategy to buy and sell Shares in response to incremental changes in the Fund’s NAV. This may be particularly likely where the Fund, directly or through an Underlying Fund, invests in high yield securities or securities priced in foreign markets.

The Funds’ Board has approved policies and procedures intended to discourage excessive trading of the Fund’s Shares. The Funds monitor the number of roundtrip transactions in shareholder accounts. A roundtrip is a mutual fund purchase or exchange purchase followed by a sell or exchange sell within 30 calendar days in the same fund and account. Shareholders that place a second roundtrip transaction in the same Fund will have their account restricted to redemption-only mode for 30 days from the date of the second roundtrip.  Whether or not the specific testing criteria or monitoring limits proscribed by the policies and procedures are exceeded, the Funds’ management or Advisor may determine from the amount, frequency or pattern of purchases and redemptions or exchanges that a shareholder or broker is engaged in excessive trading that is or could be detrimental to the Funds and other shareholders and may preclude the shareholder or broker from making further purchases or exchanges of Shares. The Advisor will provide to the Funds’ Board a quarterly report of all occurrences deemed to be excessive trading during the preceding quarter, and a description of any action taken with respect thereto.

Back Cover Page

39.	Comment: Include the Registrant’s 1940 Act File Number.

Response: We have complied with this comment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations—Fundamental Investment Policies

40.	Comment: In number 3, add the following language to the beginning of the description: “The Funds will not invest in real estate except for the following . . .”

Response: We have complied with this comment.

41.	Comment: In number 5, remove the word “physical” from the first sentence so that it reads: “The Funds will not purchase or sell commodities . . .”

Response: We have complied with this comment.

Ms. Linda B. Stirling

December 28, 2011

42.
Comment: In number 6, rewrite the last sentence as follows: “Government securities and tax-exempt municipal securities issued by governments or political subdivisions will not be deemed to constitute an industry.”

Response: We have complied with this comment.

Who Manages and Provides Services to the Funds

Board Leadership Structure

43.
Comment: Disclose why having a super-majority of Independent Trustees and an Independent Chairman is in the best interests of the Trust.  What specific characteristics of the Trust make this the best leadership structure?

Response:  We have updated the disclosure in question.  The current SAI states that: “The Board believes that having a super-majority of Independent Trustees, coupled with an Independent Chairman, is appropriate and in the best interests of the Trust, given its specific characteristics.”

We have replaced the disclosure above with the following:

The Board believes that its leadership structure is appropriate given its specific characteristics, including, but not limited to: (i) the extensive oversight provided by the Funds’ adviser over the affiliated and unaffiliated subadvisers that conduct the day-to-day management of the Funds; (ii) the extent to which the work of the Board is conducted through the Committees, each of which consists of Independent Trustees; and (iii) the extent to which the Independent Trustees meet as needed, together with their independent legal counsel, in the absence of members of management. The Board also completes an annual self-assessment during which it reviews its leadership and Committee structure, and considers whether its structure remains appropriate in light of the Funds’ current operations.

Portfolio Managers

44.
Comment: Under EII Realty Securities and Sinopia Asset Management, the respective sub-advisors state that they are aware of no potential conflicts of interest.  Please revise to list potential conflicts of interest, such as the portfolio managers having to spend time on matters for other clients.

Response:  We have complied with this comment.

Ms. Linda B. Stirling

December 28, 2011

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8429 or in my absence, Cillian Lynch at (202) 419-8416.

Regards,

/s/ Peter M.Hong
Peter M. Hong, Esquire

cc:           Jeffrey M. Seling
Bruce G. Leto, Esquire
Alison M. Fuller, Esquire
Cillian M. Lynch, Esquire